UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                                NORTEK, INC.
                              (Name of Issuer)

                  Common Stock, par value $1.00 per share

              Special Common Stock, par value $1.00 per share
                       (Title of Class of Securities)

                                  65655910
                               (CUSIP NUMBER)

                            James J. Connors, II
                              K Holdings, Inc.
                              320 Park Avenue
                             New York, NY 10022
                               (212) 751-3939

        (Name, Address and Telephone Number of Persons Authorized to
                    Receive Notices and Communications)

                                  Copy To:
                                Lou R. Kling
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                             New York, NY 10036
                               (212) 735-3000

                               June 20, 2002
          (Dates of Events which Require Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 9 Pages

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CUSIP NO. 65655910               SCHEDULE 13D                  Page 2 of 9 Pages

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     K Holdings, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) /x/

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     OO/Not Applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e):    / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

    NUMBER OF              7. SOLE VOTING POWER
     SHARES
  BENEFICIALLY                      0 - Common Stock
   OWNED BY                         0 - Special Common Stock
     EACH
    REPORTING              8. SHARED VOTING POWER PERSON
     WITH
                                    408,150 - Common Stock*
                                    1,588,697 - Special Common Stock*

                           9. SOLE DISPOSITIVE POWER

                                    0 - Common Stock
                                    0 - Special Common Stock

                           10. SHARED DISPOSITIVE POWER

                                    0 - Common Stock
                                    0 - Special Common Stock

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     408,150 - Common Stock*
     1,588,697 - Special Common Stock*

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /X/ The amount set forth in Row (11) excludes 236,800 shares of Common
     Stock and 46,263 shares of Special Common Stock held in various benefit plans of the Issuer for which Richard L. Bready disclaimed beneficial ownership on the Schedule 13D Mr. Bready filed on June
     24, 2002.


___________________

* Reflects the number of shares of Common Stock and Special Common Stock of Nortek, Inc. beneficially owned by Richard L. Bready as of June 20, 2002, as represented by the Schedule 13D filed by Richard L. Beady on June 24, 2002.


                              Page 2 of 9 Pages

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 CUSIP NO. 65655910               SCHEDULE 13D                 Page 3 of 9 Pages



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.1% of Common Stock, including Special Common Stock.
         91.9% of Special Common Stock.

14.  TYPE OF REPORTING PERSON
         CO



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CUSIP NO. 65655910               SCHEDULE 13D                  Page 4 of 9 Pages


ITEM 1.          SECURITY ISSUER.

         The class of equity securities to which this statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $1.00 per share (the "Common Stock"), and the Special Common Stock, par value $1.00 per share (the "Special Common Stock"), each of Nortek, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 50 Kennedy Plaza, Providence, Rhode Island 02903.


ITEM 2.          IDENTITY AND BACKGROUND.

         (a)-(c), (f) The name of the person filing this Statement is K Holdings, Inc., a Delaware corporation ("K Holdings" or the "Reporting Person"). The principal business of K Holdings will be the acquisition of the outstanding shares of capital stock, other than shares owned by certain members of management, of Nortek Holdings (as defined in Item 4 below) and the operation of Nortek Holdings after such acquisition. All of the outstanding capital stock of K Holdings is beneficially owned by Kelso Investment Associates VI, L.P., a Delaware limited partnership ("KIA IV"), and KEP VI, LLC, a Delaware limited liability company, ("KEP VI"), which are two private investment funds formed by Kelso & Company L.P., a Delaware limited partnership ("Kelso").

         Kelso is a private investment firm specializing in acquisition transactions. The general partner of KIA VI is Kelso GP VI, LLC, a Delaware limited liability company ("Kelso GP VI"), the principal business of which is serving as the general partner of KIA VI. The principal business address of K Holdings, KIA VI, KEP VI and Kelso GP VI is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, New York 10022. The name, citizenship, principal occupation and address of each managing member of Kelso GP VI and KEP VI is set forth on Schedule I, which is incorporated by reference herein.

         (d)-(e) During the last five years, none of the persons or entities referred to in this Item 2 (including those persons listed on Schedule I) has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         All of the persons or entities referred to in this Item 2 (including those persons listed on Schedules I) hereby disclaim beneficial ownership of any shares of Common Stock or Special Common Stock, and the filing of this Statement shall not be construed as an admission that such persons or entities are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") the beneficial owners of any such shares of Common Stock or Special Common Stock.


ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         K Holdings may be deemed to have acquired beneficial ownership of 408,150 shares of Common Stock and 1,588,697 shares of Special Common Stock pursuant to a Voting Agreement, dated June 20, 2002, (the "Voting Agreement") entered into among the Issuer, K Holdings and Richard L. Bready ("RLB"). However, K Holdings disclaims any beneficial ownership of the shares of Common Stock and Special Common Stock that are covered by the Voting Agreement. Subject to the terms of the Voting Agreement, RLB has agreed to (a) vote, all of the Common Stock and Special Common Stock that he owns (i) in favor of the Recapitalization Agreement, (as defined in Item
4), the transactions contemplated thereby and any actions required in furtherance thereof, (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Issuer under the Voting Agreement, Recapitalization Agreement or Exchange Agreement (as defined in Item 4 below), (iii) against certain extraordinary corporate transactions, asset sales, acquisitions, or other transaction intended to impede the transactions contemplated by the Recapitalization Agreement, (iv) against any change in the composition of the Board of Directors of the Issuer, other than as contemplated by the Recapitalization Agreement, and (v) against any amendment to the Certificate of Incorporation or by-laws of the Issuer other than as contemplated by the Recapitalization Agreement, and
(b) grant an irrevocable proxy to K Holdings and designees of the Special Committee of the Board of Directors of the Issuer, intended to be used only in the event of a failure by RLB to comply with the obligations described in clause (a) above, to vote all of the shares of Common Stock and Special Common Stock held by RLB


                               Page 4 of 9 Pages

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 CUSIP NO. 65655910               SCHEDULE 13D                Page 5 of 9 Pages


(i) pursuant to the items in clause (a) above in the case of K Holdings and
(ii) pursuant to the item in clause (a)(i) above in the case of the designees of the Special Committee. The Voting Agreement was entered into in consideration of the execution and delivery of the Recapitalization Agreement and K Holdings did not pay additional consideration in connection with the execution and delivery of the Voting Agreement.

         The foregoing description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference.

ITEM 4.          PURPOSE OF TRANSACTION.

         (a), (b), (e) and (g) On June 20, 2002, the Issuer, Nortek Holdings, Inc., a Delaware Corporation and a direct wholly owned subsidiary of the Issuer ("Nortek Holdings"), and K Holdings entered into an Agreement and Plan of Recapitalization (the "Recapitalization Agreement") pursuant to which, through a series of transactions, the Issuer will become an indirect subsidiary of K Holdings. As an initial step, Nortek Holdings Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Nortek Holdings will merge with and into the Issuer (the "Holding Company Merger") whereby the Issuer shall continue as the surviving corporation and become a direct wholly owned subsidiary of Nortek Holdings and each share the Issuer's Common Stock and Special Common Stock will be converted into a share of common stock, par value $1.00 per share, and special common stock, par value $1.00 per share, respectively, of Nortek Holdings. The restated certificate of incorporation and by-laws of the Issuer as in effect immediately prior to the Holding Company Merger, shall be the certificate of incorporation and by-laws of Nortek Holdings after the Holding Company Merger.

         Following the satisfaction or waiver of the conditions set forth in the Recapitalization Agreement, including obtaining shareholder approval for the transactions contemplated thereby (the "Recapitalization Conditions"), Nortek Holdings will file an amendment to its certificate of incorporation with the Secretary of State of Delaware, whereby each share of issued and outstanding Common Stock and Special Common Stock shall be reclassified (the "Reclassification") into one fully paid and nonassessable share of Class B redeemable common stock, par value $1.00 per share, of Nortek Holdings. Shortly thereafter, Nortek Holdings will redeem (the "Redemption") all of the shares of Class B redeemable common stock for $46.00 in cash and K Holdings will purchase from Nortek Holdings shares of newly formed Class A common stock for $46.00 per share.

         Additionally, as part of the transactions contemplated by the Recapitalization Agreement, K Holdings, the Issuer, Nortek Holdings and RLB have entered into the Exchange Agreement, dated June 20, 2002, pursuant to which, subject to the Recapitalization Conditions and other conditions, prior to the Reclassification, RLB will exchange all of the shares of Common Stock and Special Common Stock that he owns for a newly formed class of preference stock of Nortek Holdings and all of the options that he owns for new options. Following the exchange, a portion of the preference stock owned by RLB will be sold to K Holdings for $46.00 in cash, and the remaining will be converted into Class A common stock of Nortek Holdings after the Redemption.

         The purpose of entering into the Voting Agreement was to aid in facilitating the consummation of the transactions contemplated by the Recapitalization Agreement.

         (c)      Not Applicable.

         (d) Pursuant to the Recapitalization Agreement, the Issuer will use its reasonable best efforts to obtain the resignation of each director of Nortek Holdings when the transactions contemplated by the Recapitalization Agreement are complete, other than RLB. The Board of Directors of Nortek Holdings following the transactions contemplated by the Recapitalization Agreement shall consist of five to eleven directors.

         (f)      Not Applicable.

         (h) - (i)If the transactions contemplated by the Recapitalization Agreement are consummated, the Common Stock of the Issuer will be delisted from the New York Stock Exchange and will be deregistered under Section 12(g)(4) of the Exchange Act.



                               Page 5 of 9 Pages

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CUSIP NO. 65655910               SCHEDULE 13D                 Page 6 of 9 Pages


         The foregoing descriptions of the Voting Agreement, Recapitalization Agreement, Holding Company Merger, Exchange Agreement, and the transactions related thereto, are qualified in their entirety by reference to the Voting Agreement, Recapitalization Agreement, Exchange Agreement, the Senior Secured Credit Facility Commitment Letter dated May 31, 2002 by and between Nortek, Fleet Capital Corporation and Fleet Securities, Inc., the Bridge Facility Commitment Letter dated June 20, 2002 by and between Kelso, UBS AG, Stamford Branch, and UBS Warburg LLC, the Form of Certificate of Amendment to the Restated Certificate of Incorporation of Nortek Holdings, Inc., and the Form of Certificate of the Designations, Powers, Preferences and Rights of Series B Convertible Preference Stock of Nortek Holdings, Inc., copies of which are attached hereto as Exhibits 1, 2, 3, 4, 5, 6 and 7, respectively, and are incorporated herein by reference.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b)The responses of K Holdings with respect to Rows 11, 12 and 13 of the cover pages to this Statement that relate to the aggregate number and percentage of Common Stock and Special Common Stock are incorporated herein by reference. The responses of K Holdings with respect to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the number of shares as to which K Holdings has sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition are incorporated herein by reference. K Holdings may be deemed to have shared power to vote such shares of Common Stock and Special Common Stock with respect to the limited matters described in Item 3 above. However, K Holdings disclaims any beneficial ownership of the shares of Common Stock and Special Common Stock that are covered by the Voting Agreement.

                  Except as set forth in this Statement, to the knowledge of K Holdings, no person named in Item 2 beneficially owns any shares of Common Stock or Special Common Stock.

         (c) Except as described in this Statement, there have been no other transactions in the securities of the Issuer effected by K Holdings or, to the knowledge of K Holdings, the other persons named in Item 2.

         (d) Other than with respect to the voting rights described in Item 3 and Item 4 above, neither K Holdings nor, to the knowledge of K Holdings, any person named in Item 2 possesses any powers, rights or privileges with respect to the Issuer's securities.

         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described in this Statement, the Reporting Person presently has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock or Special Common Stock, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

         1. Voting Agreement dated June 20, 2002 by and between Nortek, Inc., K Holdings, Inc., an affiliate of Kelso & Company, L.P., and Richard L. Bready (incorporated herein by reference to Exhibit 4 of the Schedule 13D filed by Richard L. Bready on June 24, 2002, File No. 005-30364).

         2. Agreement and Plan of Recapitalization dated June 20, 2002 by and between Nortek, Inc., Nortek Holdings, Inc., a wholly owned subsidiary of Nortek, Inc., and K Holdings, Inc., an affiliate of Kelso & Company, L.P. (incorporated herein by reference to Exhibit 1 of the Schedule 13D filed by Richard L. Bready on June 24, 2002, File No. 005-30364).

         3. Exchange Agreement dated June 20, 2002 by and between Nortek, Inc., Nortek Holdings, Inc., a wholly owned subsidiary of Nortek, Inc., K Holdings, Inc., an affiliate of Kelso & Company, L.P., and Richard L. Bready (incorporated herein by reference to Exhibit 5 of the Schedule 13D filed by Richard L. Bready on June 24, 2002, File No. 005-30364).


                              Page 6 of 9 Pages

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CUSIP NO. 65655910              SCHEDULE 13D                 Page 7 of 9 Pages


         4. Senior Secured Credit Facility Commitment Letter dated May 31, 2002 by and between Nortek, Inc., Fleet Capital Corporation and Fleet Securities, Inc (incorporated herein by reference to Exhibit 2 of the Schedule 13D filed by Richard L. Bready on June 24, 2002, File No. 005-30364).

         5. Bridge Facility Commitment Letter dated June 20, 2002 by and between Kelso & Company, L.P., UBS AG, Stamford Branch and UBS Warburg LLC (incorporated herein by reference to Exhibit 3 of the Schedule 13D filed by Richard L. Bready on June 24, 2002, File No. 005-30364).

         6. Form of Certificate of Amendment to the Restated Certificate of Incorporation of Nortek Holdings, Inc.

         7. Form of Certificate of the Designations, Powers, Preferences and Rights of Series B Convertible Preference Stock of Nortek Holdings, Inc.

         8. Press Release, dated June 20, 2002 (incorporated herein by reference to Exhibit 6 of the Schedule 13D filed by Richard L. Bready on June 24, 2002, File No. 005-30364).



                               Page 7 of 9 Pages

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CUSIP NO. 65655910              SCHEDULE 13D                  Page 8 of 9 Pages


                                  Schedule I

         The following table sets forth the name and present principal occupation of each managing member of Kelso GP VI and KEP VI. The business address of each such person is c/o Kelso & Company, L.P. ("Kelso"), 320 Park Avenue, 24th Floor, New York, New York 10022 and each such person is a citizen of the United States.

Managing Member                   Present Principal Employment
------------------------------------------------------------------------------

Frank T. Nickell                  President and Chief Executive Officer of Kelso
Thomas R. Wall, IV                Managing Director of Kelso
George E. Matelich                Managing Director of Kelso
Michael B. Goldberg               Managing Director of Kelso
David I. Wahrhaftig               Managing Director of Kelso
Frank K. Bynum                    Managing Director of Kelso
Philip E. Berney                  Managing Director of Kelso






                              Page 8 of 9 Pages

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CUSIP NO. 65655910               SCHEDULE 13D                Page 9 of 9 Pages



                                 SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 1, 2002


                                                 K Holdings, Inc.

                                                   /s/ James J. Connors, II
                                                 ------------------------------
                                                 Name: James J. Connors, II
                                                 Title: Vice President



                               Page 9 of 9 Pages